Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
			(Dollars in thousands, except ratios)
Income before income taxes and cumulative effect of change in accounting principle, but after noncontrolling interest	$247,574	$693,512	$701,877	$513,156	$598,631	$379,855

Add:

Portion of rents representative of the interest factor	3,729	14,917	12,726	11,001	9,979	9,356

Interest expense	30,330	123,177	126,302	112,512	106,969	87,989

Income as adjusted	$281,633	$831,606	$840,905	$36,669	$715,579	$477,200

Fixed charges:

Interest expense	$30,330	$123,177	$126,302	$112,512	$106,969	$87,989
Portion of rents representative of the interest factor	3,729	14,917	12,726	11,001	9,979	9,356

Total	$34,059	$138,094	$139,028	$123,513	$116,948	$97,345

Ratio of Earnings to Fixed Charges	8.3	6.0	6.0	5.2	6.1	4.9